UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2022

Commission file number: 1-10110

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

(Exact name of Registrant as specified in its charter)

BANK BILBAO VIZCAYA ARGENTARIA, S.A.

(Translation of Registrant’s name into English)

Calle Azul 4,

28050 Madrid

Spain

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

Banco Bilbao Vizcaya Argentaria, S.A. (BBVA), in accordance with the provisions of the Securities Market legislation, hereby communicates the following:

INSIDE INFORMATION

Further to the Inside Information published on November 15, 2021, with registration numbers at the Spanish CNMV 1165 and 1169, in relation to the voluntary tender offer (“VTO”) launched by BBVA for the entire share capital of T. Garanti Bankası A.Ş. (“Garanti BBVA”) not already owned by BBVA, as of today, the Capital Markets Board of Turkey has approved the information memorandum in accordance with Section 4 of the Communiqué on Takeover Bids (Pay Alım Teklifi Tebliği) no. II-26.1, which is attached.

BBVA informs that the tender offer period for the VTO will start on April 4, 2022 and will have a duration of 20 business days (the VTO ending date will be April 29, 2022).

The information on Garanti BBVA shares acquired daily by BBVA during the acceptance period of the VTO will be published by Garanti Yatırım Menkul Kıymetler A.Ş.1 and will be available in the following webpage: kap.org.tr.

Madrid, March 31, 2022

[1]	Investment firm acting as broker of BBVA in the VTO

Translation for information purposes. Turkish version shall prevail

INFORMATION MEMORANDUM

ON ACQUISITION OF TÜRKİYE GARANTİ BANKASI A.Ş. SHARES BY

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

THROUGH A VOLUNTARY TENDER OFFER

1.	Information on Target Company Subject to Tender Offer:

a)	Trade Name: Türkiye Garanti Bankası A.Ş. (“Garanti Bankası”)

b)	Trade Registry Office and Number: İstanbul Ticaret Sicil Müdürlüğü—159422

c)	Address: Levent Nispetiye Mahallesi, Aytar Caddesi No: 2, 34340 Beşiktaş, İstanbul

d)	Telephone: +90 212 318 18 18

e)	Fax: +90 212 318 18 88

f)	Information on Shareholding Structure:

Shareholding Structure (Current Situation)
Name Surname / Trade Name	Share Group	Share Capital (TRY)	Share Capital (Number)	Share Percentage (%)	Voting Percentage (%)
Banco Bilbao Vizcaya Argentaria, S.A.	—	2,093,700,000.00	209,370,000,000	49.85	49.85
Other	—	2,106,300.000.00	210,630,000,000	50.15	50.15
Total		4,200,000,000.00	420,000,000,000	100.00	100.00

g)	Information on Members of the Board of Directors

Information on Members of the Board of Directors (Current Situation)
Name Surname	Position
Süleyman Sözen	Chairperson
Recep Baştuğ	Board Member, CEO
Sait Ergun Özen	Board Member
Jorge Saenz-Azcunaga Carranza(1)	Vice Chairperson, Independent Board Member
Muammer Cüneyt Sezgin	Board Member
Pablo Alfonso Pastor Munoz	Board Member
Rafael Salinas Martinez De Lecea	Board Member
Jaime Saenz De Tejada Pulido	Board Member
Mevhibe Canan Özsoy	Independent Board Member
Belkıs Sema Yurdum(1)	Independent Board Member
Avni Aydın Düren (1)	Independent Board Member

(1)

As per Article 6, paragraph 3, subparagraph (a) of the Corporate Governance Communiqué (II-17.1), Jorge Saenz- Azcunaga Carranza, Belkıs Sema Yurdum and Avni Aydın Düren are deemed to be independent board members as a result of their membership of Garanti Bankası’s audit committee.

2.	Information on Legal Person Making Tender Offer:

a)	Trade Name: Banco Bilbao Vizcaya Argentaria, S.A. (“BBVA”)

b)	Address: Headquarters: Ciudad BBVA—calle Azul, 4—28050 Madrid, Spain.

c)	Telephone: +34 913746000.

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Translation for information purposes. Turkish version shall prevail

For any information relating to the voluntary tender offer, investors are encouraged to contact Garanti Yatırım at +90 212 384 10 10.

d)	Fax: N/A

e)	Information on Shareholding Structure:

BBVA is a 100% listed legal entity. Its shares are traded on the continuous market in Spain, in the New York Stock Market (via American Depository Shares) and also on the London Stock Exchange and the Mexican Stock Exchange.

BBVA currently has 6,667,886,580 issued shares. All of such shares are listed. According to Spanish capital markets regulations1, shareholders of shares traded in a Spanish regulated market whose voting rights exceed certain thresholds (starting at 3.0%) should report to the Spanish Securities and Exchange Commission (Comisión Nacional del Mercado de Valores) (“CNMV”) the voting rights in their possession. Below is the latest updated information published in the CNMV:

•

On April 18, 2019, Blackrock, Inc. reported to the CNMV that it has voting rights of BBVA totalling 5.917% (of which 5.480% corresponds to indirect holding of BBVA common stock and 0.437% corresponds to other financial instruments).

•	On February 11, 2021, CQG Partners LLC reported to the CNMV that it has a direct holding of BBVA common stock totaling 3.090%.

f)	Information on Members of the Board of Directors:

Information on Members of the Board of Directors[2] (Current Situation)
Name Surname / Trade Name	Position
Carlos Torres Vila	Chairperson
Onur Genç	Chief Executive Officer
José Miguel Andrés Torrecillas	Deputy Chair
Jaime Caruana Lacorte	Director
Raúl Galamba de Oliveira	Director
Belén Garijo López	Director
Lourdes Máiz Carro	Director
José Maldonado Ramos	Director
Ana Peralta Moreno	Director
Juan Pi Llorens	Lead Director
Ana Revenga Shanklin	Director
Susana Rodríguez Vidarte	Director
Carlos Salazar Lomelín	Director
Jan Verplancke	Director

[1]

Royal Decree 1362/2007, of October 19, 2007, which develops Law 24/1988, of July 28, 1988, on the Securities Market, in relation to transparency requirements regarding information on issuers whose securities are admitted to trading on an official secondary market or another regulated market in the European Union

[2]

BBVA General Shareholders’ Meeting held on 18th March, 2022 approved to establish the number of members of the Board of Directors as 15. Currently, BBVA Board of Directors’ comprises 14 members, and one additional individual (Ms. Connie Hedegaard Koksbang) was elected independent director of BBVA at such meeting but has not yet accepted her appointment. As a result, as a Spanish corporate law matter, Ms. Hedegaard is not yet considered to be member of the Board of Directors of BBVA. In addition, as of the date of this Information Memorandum, the approval by BBVA’s supervisor of Ms. Hedegaard’s suitability as member of the Board is still pending.

2

Translation for information purposes. Turkish version shall prevail

3.	Information about Relations between Target Company and Legal Person Making Tender Offer:

BBVA acquired shares of Garanti Bankası corresponding to 25.01% Garanti Bankası’s share capital in 2011. Further, BBVA increased its direct stake ratio in Garanti Bankası’s share capital to 39.90% in 2015 and, finally, to 49.85% in 2017. As of the date of this information memorandum, BBVA continues to hold 49.85% direct stake in Garanti Bankası, whereas the rest of the shares are on free float, and it also fully consolidates Garanti Bankası in its consolidated financial statements.

4.	The Rationale for the Voluntary Tender Offer:

BBVA has been increasing its stake in Garanti Bankası in the past decade, demonstrating a consistent interest in both Turkey and the company.

BBVA remains as a long-term investor in Turkey due to important factors outlined below:

•	Turkey is a very attractive market with critical mass, positive demographic dynamics and strong growth potential, and

•	BBVA considers Garanti Bankası as the leading private bank in Turkey.

The aim of the voluntary tender offer is to increase the stake that BBVA has in the stream of Net Income of a high-growing franchise like Garanti Bankası maintaining its current strategy.

5.	Information on the Conditions of Voluntary Tender Offer:

The acquisition by BBVA of more than 50% of Garanti Bankası’s total share capital was subject to the prior approval of the relevant regulatory approvals. As all the relevant regulatory approvals are already obtained, the voluntary tender offer is not subject to any condition.

6.	Information on the Shares subject to Tender Offer:

a) Number – Par Value:

Par value of each share: TRY 0.01.

Number of shares: 210,630,000,000 shares each with a par value of TRY 0.01

Total nominal value: TRY 2,106,300,000.00.

b) Group:

Not applicable.

c) Registered / Bearer Shares:

Registered shares.

d) Whether the Shares Are Privileged and If Yes, the Nature of the Privilege:

There are no privileged shares subject to the voluntary tender offer.

7.	Information on the Price of Tender Offer:

All references to “share” in this section (7) shall be deemed made to one lot that consist of 100 shares, which is the trading unit at Borsa İstanbul.

a)	The tender offer price offered for a share with a par value of TRY 1.0:

The voluntary tender offer price for a share with a par value of TRY 1.0 is TRY 12.20.

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Translation for information purposes. Turkish version shall prevail

In case Garanti Bankası approves a distribution of dividends to its shareholders (which would require a mandatory adjustment to the prevailing stock price at Borsa İstanbul A.Ş. as per capital markets regulations and stock exchange rules) which payment becomes due before the day of completion of the voluntary tender offer, BBVA reserves the right to reduce the voluntary tender offer price by an amount equal to the gross amount of the distribution per share.

b) The method of determination of the tender offer price:

The tender offer price represents a premium* of approximately:

(i)	34% of the daily adjusted weighted average prices on the stock exchange in the 6 months prior to the date of the voluntary tender offer announcement dated November 15, 2021 (TRY 9.12);

(ii)	24% of the daily adjusted weighted average prices on the stock exchange in the 1 month period prior to the date of the voluntary tender offer announcement dated November 15, 2021 (TRY 9.81); and

(iii)	15% over the closing price of the shares in Garanti Bankası on November 12, 2021 (TRY 10.58), the trading day prior to the date of the voluntary tender offer announcement on November, 15 2021.

*

The prices and premiums are presented for informative purposes only and the voluntary tender offer price was not determined based on these prices. The prices and premiums were calculated by weighting the closing prices and daily transaction volume of the respective periods.

The payment method of the tender price:

The payment to the shareholders who participated in the tender offer will be in cash.

8.	Information on the Fund to be Used for the Acquisition of the Shares Subject to Tender Offer

a) The source of the fund:

BBVA will fund the payment of the consideration with its own resources.

b) The amount of the fund:

The maximum amount of funds that can be used in the tender offer is TRY 25,696,860,000 and all payments to the selling shareholders will be made by BBVA.

9.	Information on the Strategic Plan of the Legal Person Making Tender Offer Regarding the Target Company:

BBVA has been increasing its stake at Garanti Bankası in the past years, demonstrating a consistent interest and strategy in the country. BBVA holds a 49.85% stake in Garanti Bankası, which already permits its full consolidation. The aim of the voluntary tender offer is to increase our exposure to the franchise, but it will not lead to any significant modification to BBVA’s overall strategy relating to Garanti Bankası.

10.	Information on Tender Offer Broker

a) Trade Name: Garanti Yatırım Menkul Kıymetler A.Ş. (“Garanti Yatırım”)

b) Address: Tepecik Yolu, Demirkent Sk. No: 1 34337 Etiler/ Beşiktaş/ İstanbul

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Translation for information purposes. Turkish version shall prevail

c) Telephone: +90 212 384 10 10

d) Fax: +90 212 384 10 05

11.	Transactions and Procedures of the Tender Offer:

All shares subject to voluntary tender offer are dematerialized.

Participation to the Voluntary Tender Offer

Shareholders who wish to participate to the voluntary tender offer will initially need to complete the “Voluntary Tender Offer Request Form” to be announced at the Public Disclosure Platform and on the website www.garantibbvayatirim.com.tr. Shareholders can also obtain such form through their intermediary institutions.

Shareholders will be able to participate in the tender offer through transaction channels deemed appropriate by the intermediary institutions of which the shareholders are customers. The transfer of shares to be sold to BBVA as a part of the voluntary tender offer process shall be transferred to BBVA’s voluntary tender offer account numbered 3638888 under Garanti Yatırım (institution code: GRM).

Request and Payment

Shareholders may submit their requests to intermediary institutions of which they are customers, between 09:00 and 17:00 on business days, or between 09:00 and 12:00 on half-business days. Share prices will be paid to the shareholders in cash and in Turkish Lira by the end of the next business day following the transfer of the shares to the voluntary tender offer account at Garanti Yatırım.

Other

It is also possible for the shareholders that own less than 1 lot of 100 shares to participate in this voluntary tender offer by following the same process outlined above. The consideration to be paid for fractional shares will be calculated proportionally.

Explanation Regarding Shares which are subject to Legal Dispute or Other Claims

Pursuant to the third paragraph of Article 9 of the Tender Offer Communiqué (II-26.1) (“Communiqué”), the participation of the shares to the VTO which are subject to legal disputes or other rights or claims, cannot be restricted. If the aforementioned shares are subject to the tender offer, the corresponding amount of these shares will be blocked by being deposited in an account to be opened at Garanti Yatırım on behalf of the bidder until the transfer restriction concludes or legal disputes or claims regarding such shares are eliminated. Such blocked amounts shall be invested in a manner determined by Garanti Yatırım within the limits provided under the regulations (through repo method), and the blocked amount will be paid to the beneficiary together with the profit on the business day following the notification by the investor to Garanti Yatırım, which states that the reason for the blocking has expired.

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Translation for information purposes. Turkish version shall prevail

12.	Commencement and Termination Dates of Tender Offer:

Commencement Date and Time of the Tender Offer: It will be disclosed at the Public Disclosure Platform.

Termination Date and Time of the Tender Offer: It will be disclosed at the Public Disclosure Platform.

Duration of the Tender Offer: The tender offer will be finalized within 20 business days following the commencement date of the tender offer, which will be announced on the Public Disclosure Platform at latest within 6 business days following the approval of the Capital Markets Board of Turkey.

13.	The National Law and The Place of Jurisdiction to Be Applied to Contracts to Be Executed Between Tender Offeror and Shareholders of The Target Company as a Result of Tender Offer:

There will be no contract to be executed between the Tender Offeror and the shareholders of the target company as a result of the tender offer.

14.	The Opinions of Other Public Authorities Regarding Tender Offer (if available):

The acquisition by BBVA of more than 50% of Garanti’s total share capital is subject to the prior approval of several authorities, both in Turkey and in other jurisdictions. As of the date of the publication of this information memorandum, BBVA has confirmed that all such regulatory approvals are received.

15.	Other Issues:

Status of Garanti’s Listed Subsidiaries

In case the shareholders that participate into the voluntary tender offer, this may also result in BBVA’s acquisition of management control (as defined in the Communiqué) at Garanti Faktoring A.Ş. and Garanti Yatırım Ortaklığı A.Ş., two fully consolidated subsidiaries of the Garanti Bankası both of which are listed at Borsa İstanbul.

BBVA’s proposed voluntary tender offer is primarily aimed at increasing its stake at Garanti Bankası, and not the two listed subsidiaries. In addition, asset contribution of each of these subsidiaries in the overall Garanti Bankası group is less than 1% as per the latest annual financial statements and as such these subsidiaries do not constitute a material portion of Garanti Bankası’s business.

Therefore, if as a result of the voluntary tender offer, BBVA indirectly acquires the management control (as defined in the Communiqué) of such two listed subsidiaries, BBVA plans to apply for an exemption from the mandatory tender offer requirements for such subsidiaries as per Article (18)(1)(c) of the Communiqué.

Third-Party Transactions

BBVA and its affiliates, including Garanti Yatırım (which is a subsidiary of Garanti Bankası and an affiliate of BBVA), provide brokerage and investment management services to third-party clients, in connection with which they engage in unsolicited trading and brokerage transactions in Garanti Bankası shares on behalf of, and at the direction of, those third party clients.

6

Translation for information purposes. Turkish version shall prevail

Securities Law Disclaimer

The voluntary tender offer will not constitute an invitation to participate in the offer in or from any jurisdiction in which, or to or from any person to whom, it is unlawful to make such invitation under applicable securities laws. The distribution of this information memorandum may be restricted by law in certain jurisdictions. Persons who receive this information memorandum are required to inform themselves about, and to observe, any such restrictions, and neither BBVA nor Garanti Bankası is responsible for the compliance by such persons with such restrictions.

16. Signatures:

LEGAL PERSON MAKING THE TENDER OFFER	INVESTMENT FIRM ACTING AS THE BROKER FOR THE TENDER OFFER

Banco Bilbao Vizcaya Argentaria, S.A.	Garanti Yatırım Menkul Kıymetler A.Ş.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.

Date: March 31, 2022

	By:	/s/ Victoria del Castillo Marchese
	Name:	Victoria del Castillo Marchese
	Title:	Global Head of Strategy & M&A